UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549

	SCHEDULE 13D
	Under the Securities Exchange Act of 1934
	(Amendment No.1)*
	-------------------------------
	ESYNCH CORPORATION
	(Name of Issuer)

	Common Stock, $.001 par value
	(Title of Class of Securities)

					  297591109
	(CUSIP Number)
	--------------------------------
	Howard Kailes, Esq.
	Krugman & Kailes LLP
	Park 80 West-Plaza Two
	Saddle Brook, New Jersey 07663
	(201) 845-3434
	(Name, Address and Telephone Number of Person Authorized
	to Receive Notices and Communications)
	-------------------------------

	January 10, 2001
	(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
                                                        ------

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Section 240.13d.7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP NO.  297591109

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Norton Garfinkle

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)
         -----

     (b)
         -----

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) or 2(e)

     -----

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER

     2,310,000 (see footnote 1)

8    SHARED VOTING POWER

     --

9    SOLE DISPOSITIVE POWER

     2,310,000 (see footnote 1)



10   SHARED DISPOSITIVE POWER

     --

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,310,000 (see footnote 1)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

	  X
	 ---- (see footnote 2)

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13.2% (see footnote 3)

14   TYPE OF REPORTING PERSON*

      IN

-----------------
(1)	Includes (a) 450,000 shares (the "Director Warrant
Shares") issuable upon exercise of warrants extended by the issuer to Mr. Garfinkle in his capacity as director;
(b) 250,000 shares (the "Loan Warrant Shares') issuable upon exercise of warrants extended by the issuer in connection with convertible debt to Garfinkle Limited
Partnership II (the "Partnership"), with respect to which G.F. Management Corp. (all of the shares of which are held by Mr. Garfinkle) acts as sole general partner; (c)
500,000 shares (the "Conversion Shares") issuable upon conversion of such debt; and (d) 950,000 shares (the
"License Warrant Shares") issuable upon exercise of warrants extended by the issuer to the Partnership in connection with licensing arrangements.

(2)	Excludes an aggregate of 300,000 shares held,
respectively, by The Gillian Garfinkle 2000 Charitable
Remainder Unitrust and The Nicholas Garfinkle 2000
Charitable Remainder Unitrust, with respect to which Mr.
Garfinkle's spouse acts as sole trustee. Mr. Garfinkle disclaims beneficial ownership of such shares for purposes of Sections 13(d) and 13(g) under the Securities Exchange
Act of 1934.

(3)	Based upon an aggregate of 15,321,823 shares outstanding
on February 6, 2001, plus the Director Warrant Shares, the
Loan Warrant Shares, the Conversion Shares and the License
Warrant Shares.


Introductory Statement

	Pursuant to Reg. Section 240.13d-2, this Amendment No. 1 to
Schedule 13D discloses changes in the Statement on Schedule 13D dated March 2, 2000 (together with this Amendment No.1, the
"Amended Statement on 13D"), filed by Norton Garfinkle.

Item 1.	Security and Issuer
		-------------------

	The securities to which this statement relates are shares of the common stock, $.001 par value (the "Common Stock"), of eSynch
Corporation, a Delaware corporation (the "Corporation"). The principal executive offices of the Corporation are located at 15502 Mosher, Tustin, California 92780.

Item 2.	Identity and Background
		-----------------------

	This Statement is filed by Norton Garfinkle. Mr. Garfinkle's principal occupation is Chairman of Cambridge Management
Corporation and its affiliates, which specialize in the research and development of new technologies, and he serves also as Chairman of Electronic Retailing Systems International, Inc., which develops and sells electronic shelf label systems. Mr.
Garfinkle's residence address is located at 133 East 62nd Street, New York, New York 10021. Mr. Garfinkle is a citizen of the
United States of America.

	During the last five years, Mr. Garfinkle has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor as a result of such proceeding has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
		-------------------------------------------------

	On January 10, 2001, the Corporation issued to Mr. Garfinkle, as a member of the Board of Directors of the Corporation, warrants (the "Director Warrants") exercisable with respect to 450,000 shares of Common Stock (the "Director Warrant Shares"), following the surrender by Mr. Garfinkle to the Corporation on December 29, 2000 of warrants exercisable with respect to an equivalent number of shares issued to him as a director of and consultant to the Corporation. On January 10, 2001, the Corporation also (i) issued to Garfinkle Limited Partnership II, a Delaware limited partnership (the "Partnership") whose sole general partner is G.F. Management Corp. (all of the shares of which are held by Mr. Garfinkle), warrants (the "Loan Warrants") exercisable with respect to 250,000 shares (the "Loan Warrant Shares") of Common Stock, in connection with outstanding debt (the "Convertible
Debt") of the Corporation owed to the Partnership in the principal amount of $450,000, repayable within 20 days of notice by the Partnership; (ii) agreed that such debt would be convertible, at the election of the Partnership, into an aggregate of 500,000 shares (the "Conversion Shares") of Common Stock; and (c) issued to the Partnership warrants (the "License Warrants") exercisable with respect to 950,000 shares (the "License Warrant Shares") of Common Stock in connection with certain license rights acquired by the Corporation from the Partnership.

Item 4.	Purpose of Transaction
		----------------------

	Following the acquisition by the Corporation of Oxford Media Corp., Mr. Garfinkle has been a member of the Board of Directors of the Corporation since November 1999, and in such capacity has been issued the Director Warrants, exercisable with respect to the Director Warrant Shares. The Director Warrants became exercisable commencing on February 1, 2001 and may be exercised for five years thereafter, at a per share price of $0.50.

	The Loan Warrants became exercisable with respect to the Loan Warrant Shares on January 15, 2001 and may be exercised through February 1, 2006, at a per share price of $0.50. The Convertible Debt is convertible, at the election of the Partnership, at any time prior to the repayment thereof. The Partnership has delivered notice of the required repayment of such debt

	The License Warrants became exercisable with respect to the License Warrant Shares commencing February 1, 2001 and may be exercised for five years thereafter, at a per share price of $0.50.

	Mr. Garfinkle will review various factors, such as the Corporation's business and prospects, general economic conditions and money and stock market conditions, and may consider the acquisition of additional securities of the Corporation, or the disposition thereof, whether in open market brokerage transactions in the over-the-counter market, or otherwise.

	Except as stated in the Amended Statement on Schedule 13D, Mr. Garfinkle does not have any plans or proposals which relate to or would result in any other action specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer
		------------------------------------

	(a) As of February 14, 2001, Mr. Garfinkle beneficially owned, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), 2,310,000 shares of Common Stock, constituting, to the best of the knowledge of Mr. Garfinkle, 13.2% of the issued and outstanding shares of Common Stock (aggregated with the Director Warrant Shares, the Loan Warrant Shares, the Conversion Shares and the License Warrant Shares). The shares beneficially owned by Mr. Garfinkle: (i) include the Director Warrant Shares, the Loan Warrant Shares, the Conversion Shares and the License Warrant Shares; and (ii) exclude an aggregate of 300,000 shares held by The Gillian Garfinkle 2000 Charitable Remainder Unitrust and The Nicholas Garfinkle 2000 Charitable Unitrust (collectively, the "CRUTS"), with respect to which Mr. Garfinkle's spouse acts as sole trustee (as to which Mr. Garfinkle disclaims beneficial ownership for purposes of Sections 13(d) and 13(g) under the Exchange Act).

(b)	All shares of Common Stock beneficially owned by Mr.
Garfinkle are held by Mr. Garfinkle with sole power to vote or to direct the vote thereof, and sole power to dispose or to direct the disposition thereof.

	(c) See Item 3 herein, which information is incorporated by reference in response to this item. In addition, effective
October 1, 2000 Mr. Garfinkle, as trustee of each of The Gillian
Garfinkle S Corporation Trust and The Nicholas Garfinkle S
Corporation Trust, directed an aggregate of 300,000 shares of Common Stock for contribution to the CRUTs.

	(d) Mr. Garfinkle, through the Partnership's sole general partner (all of the shares of which are held by Mr. Garfinkle), in his sole discretion may pay or apply dividends from, or the proceeds from the sale of, the shares held by the Partnership.
The limited partners of the Partnership are Norton Garfinkle, Gillian Garfinkle and Nicholas Garfinkle.

	(e)  Not applicable.

Item 6.	Contract, Arrangements, Understandings or
		Relationships 	With Respect to Securities
		of the Issuer
		------------------------------------------------------

	Pursuant to the terms of, respectively, the Director Warrants, the Loan Warrants, the Convertible Debt and the License Warrants, the holder is entitled to acquire, respectively, the Director Warrant Shares, the Loan Warrant Shares, the Conversion Shares and the License Warrant Shares. In connection therewith, the Corporation has extended certain registration rights with respect to such shares. The terms of the Director Warrants, the Loan Warrants, the Convertible Debt and the License Warrants, in each case together with related commitments by the Corporation, are annexed hereto as, respectively, Exhibits A, B and C, and are incorporated by reference in response to this item.

	Except as stated in the Amended Statement on Schedule 13D, Mr. Garfinkle is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Corporation, including but not limited to, any transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees or profits, divisions of profit or loss, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits
		---------------------------------

	Exhibit A - 	Common Stock Purchase Warrant with respect
to 450,000 shares of Common Stock issued to Mr. Garfinkle, together with supplemental agreement dated January 10, 2001.

	Exhibit B -	Common Stock Purchase Warrant with respect
to 250,000 shares of Common Stock issued to the Partnership, together with supplemental agreement dated January 10, 2001.

	Exhibit C -	Common Stock Purchase Warrant with respect to
950,000 shares of Common Stock issued to the Partnership, together with supplemental agreement dated January 10, 2001.


	SIGNATURE
	-----------

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                             s/Norton Garfinkle
Dated:  February 14, 2001		--------------------------------
						Norton Garfinkle




	INDEX TO EXHIBITS


	Exhibit A - 	Common Stock Purchase Warrant with respect to
450,000 shares of Common Stock issued to Mr.
Garfinkle, together with supplemental
agreement dated January 10, 2001.

	Exhibit B -	Common Stock Purchase Warrant with respect to
250,000 shares of Common Stock issued to the Partnership, together with supplemental agreement dated January 10, 2001.

	Exhibit C -	Common Stock Purchase Warrant with respect to
950,000 shares of Common Stock issued to the Partnership, together with supplemental agreement dated January 10, 2001.